Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 dated January 10, 2014) and related Prospectus of Sunstone Hotel Investors, Inc. for the registration of shares of common stock, preferred stock and depositary shares and to the incorporation by reference therein of our report dated February 25, 2013, with respect to the consolidated financial statements of Sunstone Hotel Investors, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2012, and the financial statement schedules of Sunstone Hotel Investors, Inc., and the effectiveness of internal control over financial reporting of Sunstone Hotel Investors, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

January 10, 2014